UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, September 2025

Commission File Number 001-42606

CONCORDE INTERNATIONAL GROUP LTD

(Translation of registrant’s name into English)

3 Ang Mo Kio Street 62, #01-49 LINK@AMK

Singapore 569139

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Material Event

As previously disclosed by Concorde International Group Ltd (the “Company”) in its annual report on Form 20-F, dated May 15, 2025, Softbank Robotics Singapore Pte Ltd (“Softbank”) subscribed US $1,000,000 convertible note (the “Note”) with a 24-month maturity period with the Company on June 10, 2024. The Note was convertible to the Company’s Class A Ordinary Shares at a conversion price that is equal to the higher of (i) the price per share paid by Softbank for Class A Ordinary Shares in the Company’s initial public offering or (ii) a 15% discount to the volume weighted average price during the sixty-day period prior to the date of notice of conversion is given to the Company at Softbank’s sole discretion after one year from the date of issuance.

On September 12, 2025, Softbank furnished a duly executed note conversion notice (the “Conversion Notice”) pursuant to which Softbank converted the original principal amount of US $1,000,000.00 and accrued but unpaid interest in the amount of US $36,328.69 of the Note into 259,082 Class A Ordinary Shares (the “Conversion Shares”), par value $0.00001 per share, of the Company. According to the Note and the Conversion Notice, Softbank discharged the entire loan amount and accrued unpaid interest of the Note in exchange for receiving the Conversion Shares at a conversion price of US $4.00 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025	CONCORDE INTERNATIONAL GROUP LTD.

	By:	/s/ Swee Kheng Chua
Swee Kheng Chua
Chief Executive Officer and Chairman